

DIVISION OF
CORPORATION FINANCE

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

August 31, 2007

<u>By facsimile and U.S. Mail</u>

Mr. Wayne A. Palladino
Chief Financial Officer
Pzena Investment Management, Inc.
120 West 45th Street, 20th Floor
New York, NY 10036

      **Re:    Pzena Investment Management, Inc.**
             **Pre-effective Amendment 2 to Registration Statement on Form S-1**
             **Filed August 6, 2007**
             **File No. 333-143660**

Dear Mr. Palladino:

     We have reviewed your supplemental response and have the comments below.

<u>Capitalization, page 42</u>

1.     You disclosed that your acquisition of membership interests in Pzena Investment
Management, LLC was treated as a reorganization of entities under common control,
similar to a pooling of interests, analogous to the type of transaction described in EITF
94-2. Since EITF 94-2 applies only to transactions involving REITs, we do not believe
that analogizing to EITF 94-2 is appropriate under the circumstances. See the last
paragraph of the EITF Discussion in EITF 95-7. Instead, we believe that it is more
appropriate under the circumstances to utilize EITF 02-5 in determining who the
members of the control group are. Please do so and supplementally tell us who you
determine are members of the control group. Please tell us how you reached the
conclusion you did under EITF 02-5. Please provide us with a schedule showing the
ownership interests of each member of the control group for each entity before and after
the reorganization. Please also provide in the same schedule this information for
members that are not part of the control group. For members that are not part of the
control group, please consider the guidance in FTB 85-5 in determining your accounting
for minority shareholders that participate in the exchange and disclose your accounting
treatment in the filing.

2.      Please tell us and disclose in the filing your anticipated accounting for any subsequent exchanges of LLC shares for Inc shares that will occur in the future.  In doing so, if you believe that these future exchanges will be non-substantive in nature, please tell us your rationale and disclose in the filing your proposed accounting treatment.  A demonstrative example of an exchange using the proposed post-IPO capital structure of LLC and Inc would be helpful, as a part of your supplemental response to us, in proving that these subsequent exchanges would in fact be non-substantive, because we would also be able to easily see how the exchange economically impacts both those participating in the exchange as well as other shareholders of Inc that are not participating in the exchange. Refer to FTB 85-5.

Closing

        File an amendment to the registration statement in response to the comments.  To expedite our review, Pzena may wish to provide us three marked courtesy copies of the amendment.  Include with the filing any supplemental information requested and a cover letter tagged as correspondence that keys the responses to the comments.  If Pzena thinks that compliance with any of the comments is inappropriate, provide the basis in the letter.  We may have additional comments after review of the amendment, the responses to the comments, and any supplemental information.

        You may direct questions on accounting comments to Gustavo A. Rodriguez, Staff Accountant, at (202) 551-3752 or Rufus Decker, Accounting Branch Chief, at (202) 551-3769. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551- 3728 or Andrew P. Schoeffler, Staff Attorney, at (202) 551-3748.

                                        Very truly yours,


                                        Pamela A. Long
                                        Assistant Director